EXHIBIT 99.1 PRESS RELEASE

GLOBAL PRECISION MEDICAL INC. Release 02-02

#536 - 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

Contact: Lindsay Semple

604-926-2939

PHASE I Technology Confirmation and expanded Medical Device Opportunities

VANCOUVER, B.C, November 26, 2002 - GLOBAL PRECISION MEDICAL INC (OTCBB: "GBPMF") announces that a team representing the Company visited Moscow and completed a successful confirmation due diligence and technology transfer visit. The goal was to assess the state of clinical development of the Company's patentable proprietary Nitinol Prostatic Stent (Uro-Stent) and to coordinate their efforts into the Company's Canadian based program to commercialization. The URO-Stent is used for the prevention of lumen restriction associated with benign prostate hyperplasia - (BPH is a non-cancerous enlargement of the prostate, which compresses the urethra as it grows thereby restricting the flow of urine - a primary cause of urinary voiding dysfunction in men.)

The Company has entered into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Inc. to commercialize and further develop the URO-Stent. As a result, the Company is preparing a Go-Forward document setting out the pathway to regulatory approval and the market.

Expanded Opportunities: In addition to a strong dedicated team of scientists, clinicians and medical specialists in Moscow working on the URO-Stent project, the unique properties of the Nitinol metal is driving the development of other minimally invasive medical devices. The particular Nitinol formulation used in the devices was developed and is produced at the world-renowned Institute of Metallurgy and Material Sciences in Moscow (Sputnik program, Russian military and current space station). During the visit scientists at the Institute demonstrated melting and forming the metal, fine drawing of the metal rods into Nitinol wire, research of the microstructure and chemical analyses, heat treatment and the qualities of the "memory" of Nitinol under various temperatures.

Hand braiding of a URO-Stent from a single strand of Nitinol wire was demonstrated, revealing the technique used to produce the unique atraumatic (smooth) ends of the stent. Larger diameter stents produced at the Institute were demonstrated. These are being investigated for medical use in other areas of the body.

A follow-up visit was made to the Russian Oncology Scientific Center, an 1100 bed stand-alone research hospital where clinical work is being done using the stent technology to treat strictures associated with the cancer or as a result of treatment of the cancers. Preliminary successful results of utilizing the unique shape memory properties of the stents are going to be reported in the December issue of a Russian medical publication.

Extensive research work utilizing the shape memory properties of Nitinol has been carried out by other scientists associated with the Company, particularly for minimally invasive pediatric cardiology and patients having secondary central interatrial septum defects (ASD- commonly known as a hole in the heart). This use was demonstrated during the visit. To date, Human trials on 9 patients 3.5 - 22 years old using an occlusive device made from Nitinol, which has the ability to adapt to the shape and dimensions of the defect, have been successful.

Immediate Goal

The highlight of the technology transfer visit was the extensive update on the state of the development of the URO-Stent in Russia. The team observed a successful URO-Stent implant procedure into a male patient suffering from blockage associated with advanced BPH. The procedure was carried out by Dmitri Pushkar M.D., Ph. D. Professor and Chairman of the Department of Urology at Moscow State Medical University (Member of the American Urology Association). Professor Pushkar along with Professor Loran are leading independent Urologists in Russia. Other Urologists on the staff of 50 specialists working under Professor Pushkar have also participated in conducting human trials. Results of clinical trials gathered from 3 sites in Moscow including the work done at the Moscow State Medical University by Professor Pushkar's team is before the Russian Federation Ministry of Health for approval for use and sale in Russia. Approval is indicated by the end of February, 2003. Upon regulatory approval, a marketing plan will be implemented to sell the device for use in Russia and other Eastern countries where regulatory approval in Russia confers approval.

2003 Program

2003 - Q1:

1. To begin sales of the URO-Stent for treating BPH in Russia;

2. To complete a further 30 patient trial at the Moscow State Medical University. MDMI Technologies (the Company's Canadian-based collaborative contract partner), will coordinate the trials which will be monitored by a selected international clinical research organization.

2003 - Q2:

1. To expand sales of the URO-Stent under the Russian Federation Ministry of Health approval to surrounding countries;

2. To use the 30 patient clinical trial results conducted at the Moscow State Medical University Professor to proceed with clinical trials at a leading hospital in China under a SDA (State Drug Administration) application for approval for sale and use. SDA approval in China is also recognized in many other countries in the region;

3. To formalize the procedures in other areas where the use of the Company's Nitinol technology is being investigated including the studies being done by the clinicians at the Russian Oncology Scientific Center.

Proven Model

The commercialization program underway is based on a sound and proven business model - to achieve approvals and follow-up meaningful sales in areas of the world outside the US and Japan, but including Canadian and European CE Marking, while building a clinical data base and production engineering experience to proceed with an FDA application.

Global Precision Medical Inc. now sees itself as being more than a one-device Company; specifically it sees its relationship with the scientists within the Institute of Metallurgy and Material Sciences in Moscow, and the medical clinicians associated with them developing, such that the Company becomes a platform for launching Nitinol materials-driven medical devices.

The lead-off product, the URO-Stent, is ready as-is to begin commercialization starting in the first quarter of 2003. The worldwide BPH treatment market currently generates over US$3 billion in revenues and is projected to grow at over 15% per year. An estimated 30 million men worldwide suffer from moderate to severe symptoms of prostate related disorders.

Non-brokered Private Placement

The Company is pleased to announce that it has negotiated a non-brokered private placement. The issue is comprised of one Common Share and half a warrant at a price of US $0.75 for 66,667 Units for a total of $50,000. The warrants are exercisable for two years. One full warrant will entitle the holder to purchase one Common Share for two years at a price of $1.00 if exercised in the first year and at price of $2.00 if exercised in the second year. The Common Shares and any shares issued pursuant to the exercise of warrants are subject to a hold period of not less than one year from the closing date set for November 27, 2002.

The proceeds of the offering are to be used for general working capital requirements which includes the completion of a business plan.

On behalf of the Board of Directors

GLOBAL PRECISION MEDICAL INC.

/s/ Lindsay B. Semple

CEO and Director

SAFE HARBOR STATEMENT

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE COMPANY'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN."